UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 001-39670

PURETECH HEALTH PLC

(Translation of registrant’s name into English)

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F. Form 20-F ☒ Form  40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On March 18, 2024, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (the “Company”) issued a press release announcing that the acquisition of its Founded Entity, Karuna Therapeutics, Inc., by Bristol Myers Squibb Company had been successfully completed.

The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

99.1 Press Release of PureTech Health plc, dated March 18, 2024, titled “Bristol Myers Squibb Completes Acquisition of PureTech’s Founded Entity Karuna Therapeutics for $14 Billion.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: March 18, 2024	By:	/s/ Daphne Zohar
Name: Daphne Zohar
Title: Chief Executive Officer